MONTHLY REPORT - AUGUST, 2005
                              Global Macro Trust
               The net asset value of a unit as of August 31, 2005
                 was $  902.05, up  1.1% from   $ 892.40 per unit
                             as of July 31, 2005.

                                      Managing         Unit
                                       Owner         Holders           Total

Net Asset Value (422,931.793      $   4,128,779     373,296,135     377,424,914
   units) at July 31, 2005
Addition of 5,121.124 units on                0       4,570,096       4,570,096
   August 1, 2005
Redemption of 6,400.484 units on             (0)     (5,773,557)     (5,773,557)
   August 31, 2005
Net Income (Loss) - August, 2005         67,787       4,149,992       4,217,779
                                    -----------  --------------  --------------
Net Asset Value at August 31, 2005 $  4,196,566     376,242,666     380,439,232
                                    ===========  ==============  ==============
Net Asset Value per Unit at
August 31, 2005 (421,749.859
units inclusive of 97.426
additional units.)                               $       902.05


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 8,721,769     (10,951,874)

      Change in unrealized gain (loss) on open       (3,485,028)      1,024,868
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           309,559        (316,944)


   Interest income                                      980,207       6,788,532

   Foreign exchange gain (loss) on margin                (8,428)       (325,468)
      deposits

Total: Income                                         6,518,079      (3,780,886)

Expenses:
   Brokerage commissions                              2,177,719      17,469,151

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               122,581       1,014,624


Total: Expenses                                       2,300,300      18,483,775

Net Income (Loss) - August, 2005                    $ 4,217,779     (22,264,661)



* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust




                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


                                     September 9, 2005

Dear Investor:

Global Macro Trust ("GMT") was up 1.08% for August. Year-to-date the Trust is down 5.53%.

In August, powerful gains from the energy sector and moderate gains from interest rates outweighed a loss from currencies and moderate losses from metals and agricultural commodities. Stock index futures trading was flat.

Energy markets were strong in August before hurricane Katrina hit, and that event dealt energy and refinery production, distribution and importing infrastructure a blow which days later has not even begun to be assessed. Long positions in Brent and WTI crude, heating oil, unleaded gasoline, London gas oil, natural gas and kerosene were all profitable.

The interest rate markets viewed the hurricane as a considerable setback to the U.S. economy casting doubt on further interest rate hikes by the Fed. U.S. short-term rates dropped rapidly, resulting in losses on short positions in short-term eurodollar deposits and 2-year Treasury notes. These losses were outweighed, however, by gains on long positions on European short-term interest rate futures and on long positions in bonds and/or notes in Germany, Great Britain, the U.S., Australia and Canada. Long-term rates rose in Japan and a long position in Japanese 10-year bonds was unprofitable.

The rally in the U.S. dollar had faltered prior to Katrina, and moderate losses were sustained on long dollar positions relative to the euro and the currencies of Switzerland, Czech Republic, Great Britain, Japan, Norway, New Zealand, Sweden, Singapore and South Africa. Long positions in the Australian dollar and Korean won generated small losses, while long positions in the Canadian dollar and Brazilian real were profitable. In non-dollar cross rate trading, gains on long positions in the Canadian dollar, pound and Polish zloty versus the euro and long positions in the Canadian dollar and pound versus the yen were narrowly outweighed by losses on long euro positions versus the Swiss and Swedish currencies and a long Australian dollar position versus the yen.

In stock index futures trading, gains on long positions on Japanese, Hong Kong, Australian, South African and British indices were approximately offset by losses on long positions in U.S., Taiwan, German, French and Spanish indices.

In metals, losses on long gold and silver positions outweighed gains on long zinc and copper positions and a short tin position. Platinum, lead, nickel and aluminum were flat.

In the agriculturals, losses on grains outweighed a gain from tropical "soft" commodities. Long soybean, soybean meal, soybean oil and corn positions were unprofitable. A short wheat position was profitable. Short cocoa and coffee positions were profitable; short cotton and long sugar positions were flat. Short cattle and hog positions were flat.


                              Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman